Filed by: Freedom Acquisition I Corp.

This communication is filed pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Freedom Acquisition I Corp.

Commission File Number: 001-40117

Date: May 17, 2023

Complete Solaria to Hold First Quarter & Business Update on May 23, 2023

FREMONT, CA (May 17, 2023) – Complete Solaria, Inc. (“Complete Solaria” or the “Company”), a leading solar technology, services, and installation company, today announced it will be hosting a one-hour virtual update on May 23, 2023 at 11:00 AM ET, to review its Q1 results, pending business combination, and market backdrop for residential solar. The formal presentation will be followed by a live question and answer session.

Registration is required for this virtual event. To register click here. The presentation materials, as well as a replay of the webcast, will be available following the event on the Complete Solaria Investors page, located at https://www.completesolaria.com/investors.

Complete Solaria announced on October 3, 2022 an agreement for a business combination with Freedom Acquisition I Corp. (“Freedom”) (NYSE: FACT), a publicly traded special purpose acquisition company. Upon closing of the business combination, which is expected to take place in the first half of 2023, subject to approval by Freedom’s shareholders, the Registration Statement being declared effective by the SEC, and other customary closing conditions, the combined company is expected to be listed under the new ticker “CSLR”.

About Complete Solaria

Complete Solaria is a solar company with unique technology and an end-to-end customer offering, which is expected to include financing, project fulfilment, and customer service, allowing it to sell more products across more markets and enable more options for customers wishing to make the switch to a more energy-efficient lifestyle. To learn more, visit: https://www.completesolaria.com.

About Freedom

Freedom is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Freedom is led by Executive Chairman Tidjane Thiam, who previously served as CEO of Credit Suisse and Prudential. Senior management of Freedom also includes Chief Executive Officer Adam Gishen and Edward Zeng, a proven entrepreneur with a strong track record of creating value for investors across financial services, technology and energy transition sectors. To learn more about Freedom, visit www.freedomac1.com.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the referenced and proposed transactions. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not a forward-looking statement. Forward-looking statements are forecasts, predictions, projections and other statements about future events that are based on current expectations, hopes, beliefs, intentions, strategies and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all; (ii) the risk that the proposed business combination between Freedom and Complete Solaria may not be completed by Freedom’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Freedom; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination; (iv) the effect of the announcement or pendency of the proposed business combination on Complete Solaria’s business relationships, operating results, and business generally; (v) risks that the proposed business combination disrupts current plans and operations of the companies or diverts managements’ attention from Complete Solaria’s ongoing business operations and potential difficulties in employee retention as a result of the announcement and consummation of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted in connection with the proposed business combination; (vii) the ability to maintain the listing of Freedom’s securities on a national securities exchange; (viii) the price of Freedom’s securities may be volatile due to a variety of factors, including changes in the applicable competitive or regulatory landscapes, variations in operating performance across competitors, changes in laws and regulations affecting Freedom’s or Complete Solaria’s business, and changes in the combined capital structure; (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (x) the ability to recognize the anticipated benefits of the previously consummated Complete Solaria merger and the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xi) the evolution of the markets in which Complete Solaria will compete; (xii) the costs related to the previously consummated Complete Solaria merger and the proposed business combination; (xiii) any impact of the COVID-19 pandemic on Complete Solaria’s business; and (xiv) Freedom and Complete Solaria’s expectations regarding market opportunities.

The foregoing list of factors is not exhaustive. Readers should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement and other documents filed by Freedom from time to time with the SEC. Such filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Freedom and Complete Solaria assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Freedom nor Complete Solaria gives any assurance that any of them will achieve its expectations.

Important Information and Where to Find It

This press release relates to proposed transactions involving Complete Solaria and Freedom. Freedom has filed a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement for the solicitation of Freedom shareholder approval and a prospectus for the offer and sale of Freedom securities in the proposed transaction with Complete Solaria, and other relevant documents with the Securities and Exchange Commission (the “SEC”) to be used at its extraordinary general meeting of shareholders to approve the proposed transaction with Complete Solaria. Promptly after the Registration Statement is declared effective, the proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed business combination between Freedom and Complete Solaria.

INVESTORS AND SECURITY HOLDERS OF FREEDOM AND COMPLETE SOLARIA ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of documents filed by Freedom with the SEC, through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Freedom, Complete Solaria and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of Freedom’s shareholders in connection with the proposed business combination between Freedom and Complete Solaria. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination between Freedom and Complete Solaria will be contained in the proxy statement/prospectus pertaining to the proposed transaction when available at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination between Freedom and Complete Solaria. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

Investor Relations – Complete Solaria

Sioban Hickie, ICR, Inc.

CompleteSolariaIR@icrinc.com

Public Relations – Complete Solaria

Doug Donsky, ICR, Inc.

CompleteSolariaPR@icrinc.com

Investor Relations – Freedom

Adam Gishen, Freedom Acquisition l Corp.

ag@freedomac1.com

Public Relations – Freedom

Andy Smith, Powerscourt (U.K.)

andy.smith@powerscourt-group.com